SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BNC BANCORP
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

05566T101
(CUSIP Number)

EZRA S. BERGER
AQUILINE CAPITAL PARTNERS LLC
535 MADISON AVENUE
NEW YORK, NY 10022
(212) 624-9500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

Copy to:

MARK J. MENTING, ESQ.
SULLIVAN & CROMWELL LLP
125 BROAD STREET
NEW YORK, NY 10004
(212) 558-4000

April 5, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05566T101	Schedule 13D/A	2

This Amendment No. 1 to Schedule 13D  (this “Amendment”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D, filed on June 24, 2010 (the “Original Statement”).  Capitalized terms used and not defined in this Amendment shall have the meanings set forth in the Original Statement.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Statement.

Item 2.	Identity and Background

Pursuant to General Instruction C to Schedule 13D, information concerning the current executive officers, directors, and each person controlling the Reporting Persons, as applicable, other than as set forth in Item 2(a) of the Original Statement (collectively, the “Listed Persons”), required by Item 2 of this Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Listed Persons have been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of the Transaction

Board Representation.  On April 5, 2011, Mark Graf, whom Aquiline Financial Services Fund L.P. (“Aquiline”) had designated as its representative to serve on the board of directors of BNC (the “BNC Board”) and the board of directors of Bank of North Carolina (the “Bank Board”) pursuant to the Investment Agreement, resigned as a director of BNC and Bank of North Carolina, and Aquiline designated G. Kennedy Thompson as its representative to serve on the BNC Board and the Bank Board.  Pursuant to the terms of the Investment Agreement and subject to certain conditions and limitations as described in the Original Statement, the person Aquiline so designates shall be (i) appointed to the BNC Board and Bank Board; (ii) appointed to any two of each of the committees of the BNC Board and the Bank Board that he designates from time to time and (iii) recommended by BNC to its shareholders at their annual meeting.

CUSIP NO. 05566T101	Schedule 13D/A	3

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 11, 2011
Aquiline BNC Holdings LLC

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

Jeffrey Greenberg

/s/ Jeffrey Greenberg
Jeffrey Greenbreg

Aquiline Holdings II LLC

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

Aquiline Capital Partners GP LLC

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

Aquiline Financial Services Fund L.P.

By:	Aquiline Capital Partners GP LLC, general partner of Aquiline Financial Services Fund L.P.

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

Aquiline Holdings GP (Offshore) Ltd.

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

CUSIP NO. 05566T101	Schedule 13D/A	4

Aquiline Holdings (Offshore) L.P.

By:	Aquiline Holdings GP (Offshore) Ltd., general partner of Aquiline Holdings (Offshore) L.P.

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

Aquiline Capital Partners GP (Offshore) Ltd.

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

Aquiline Financial Services Fund (Offshore) L.P.

By:	Aquiline Capital Partners GP (Offshore) Ltd., general partner of Aquiline Financial Services Fund (Offshore) L.P.

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

Aquiline Holdings GP Inc.

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

Aquiline Holdings LP

By:	Aquiline Holdings GP Inc., general partner of Aquiline Holdings LP

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

CUSIP NO. 05566T101	Schedule 13D/A	5

Aquiline Holdings LLC

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

Aquiline Capital Partners LLC

By:	Aquiline Holdings LLC, sole member of Aquiline Capital Partners LLC

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

CUSIP NO. 05566T101	Schedule 13D/A	6

Schedule 1

Listed Persons

Jeffrey Greenberg
Director of Aquiline Holdings GP (Offshore) Ltd.; director of Aquiline Capital Partners GP (Offshore) Ltd., director of Aquiline Holdings GP Inc. and president of Aquiline Holdings GP Inc.
The information regarding Mr. Greenberg set forth in Items 2 through 6, inclusive, of the Original Statement is incorporated herein by reference.

Geoffrey Kalish
Director of Aquiline Capital Partners GP (Offshore) Ltd.
Address: c/o Aquiline Capital Partners LLC, 535 Madison Avenue, 24th Floor, New York NY 10022
Principal Occupation:  principal of Aquiline Capital Partners LLC
Citizenship: United States of America
Interest in Common Stock of BNC:  None

Steven Spiegel
Director of Aquiline Capital Partners GP (Offshore) Ltd.
Address: c/o Aquiline Capital Partners LLC, 535 Madison Avenue, 24th Floor, New York NY 10022
Principal Occupation:  principal of Aquiline Capital Partners LLC
Citizenship: United States of America
Interest in Common Stock of BNC:  None

Christopher Watson
Director of Aquiline Capital Partners GP (Offshore) Ltd.
Address: c/o Aquiline Capital Partners LLC, 535 Madison Avenue, 24th Floor, New York NY 10022
Principal Occupation:  principal of Aquiline Capital Partners LLC
Citizenship: United States of America
Interest in Common Stock of BNC:  None

Sandra Wijnberg
Director of Aquiline Capital Partners GP (Offshore) Ltd., Chief Administrative Officer and treasurer of Aquiline Holdings GP Inc.
Address: c/o Aquiline Capital Partners LLC, 535 Madison Avenue, 24th Floor, New York NY 10022
Principal Occupation:  principal of Aquiline Capital Partners LLC
Citizenship: United States of America
Interest in Common Stock of BNC:  None

Ezra Berger
Secretary of Aquiline Holdings GP Inc.
Address: c/o Aquiline Capital Partners LLC, 535 Madison Avenue, 24th Floor, New York NY 10022
Principal Occupation: Chief Financial Officer and Chief Compliance Officer of Aquiline Holdings GP Inc.
Citizenship: United States of America
Interest in Common Stock of BNC:  None